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                                         Filed by eBay Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                                  Subject Company:  PayPal, Inc.
                                                   Commission File No: 000-49603


This filing relates to a proposed merger between eBay Inc. (the "Company") and PayPal, Inc. ("PayPal") pursuant to the terms of an Agreement and Plan of Merger, dated as of July 7, 2002, among PayPal, the Company and Vaquita Acquisition Corp.

         The following is the text of a document posted on the Company's website:


eBAY AGREES TO ACQUIRE PAYPAL

A couple of weeks ago at eBay Live I promised you that I would continue to listen to your input as we grow the eBay marketplace. So today, I am excited to announce our plans to acquire PayPal, Inc., the most popular online payment service.

Since many of our users offer PayPal's services, this acquisition makes a tremendous amount of sense. Integrating PayPal's services into our platform is something that many of our users have asked us to do. We believe it will enhance our users' experience by allowing buyers and sellers to trade with greater ease, speed and safety.

We expect the acquisition to be finalized around year-end 2002. Until then, PayPal or eBay Payments (Billpoint) services will continue to function as independent providers of online payment services. When the acquisition is finalized, we plan to phase out eBay Payments (Billpoint) as we integrate the PayPal service. We will provide more detailed information about eventual integration of PayPal in the weeks and months ahead.

We look forward to working with eBay Payments (Billpoint) users to ensure a seamless transition to PayPal, and with PayPal's users as we integrate PayPal into our site.

For more details, please see the press release at http://www.shareholder.com/ebay/releases-2002.cfm and the FAQ at XXX. Look for the webcast at http://www.shareholder.com/ebay/.

Regards,

Meg


Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transactions referenced in this presentation, when they become available, because they will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by eBay. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by eBay and PayPal with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement/prospectus and eBay's other filings with the Commission may also be obtained by directing a request to eBay

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at investorrelations@ebay.com. Free copies of PayPal's filings may be obtained by directing a request to PayPal at investorrelations@PayPal.com.